UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)

Noodles & Company
(Name of Issuer)

Class A Common Stock, $0.01 par value per share
(Title of class of securities)

65540B105
(CUSIP Number)

Nathalie Bouchard Senior Director, Compliance Public Sector Pension Investment Board 1250 René-Lévesque Boulevard West, Suite 900 Montréal, Québec, Canada H3B 4W8 514-937-2772
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

CUSIP No. 65540B105	13D	Page 2

1	NAME OF REPORTING PERSONS
Public Sector Pension Investment Board

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,266,858 (see Item 5) (1)

	8	SHARED VOTING POWER
0 (see Item 5) (1)

	9	SOLE DISPOSITIVE POWER
8,266,858 (see Item 5) (1)

	10	SHARED DISPOSITIVE POWER
0 (see Item 5) (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
8,266,858 (see Item 5) (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.7% (see Item 5) (2)

14	TYPE OF REPORTING PERSON
CO; HC

(1)
Includes the shares owned by Argentia Private Investments Inc. (“Argentia”), a wholly owned subsidiary of Public Sector Pension Investment Board (“PSP”).  PSP may be deemed a beneficial owner of such shares.  See Note (1) to Argentia’s cover page of this Schedule 13D.

(2)	See Note (2) to Argentia’s cover page of this Schedule 13D.

CUSIP No. . 65540B105	13D	Page 3

1	NAME OF REPORTING PERSONS
Argentia Private Investments Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,266,858 (see Item 5) (1)

	8	SHARED VOTING POWER
0 (see Item 5) (1)

	9	SOLE DISPOSITIVE POWER
8,266,858 (see Item 5) (1)

	10	SHARED DISPOSITIVE POWER
0 (see Item 5) (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
8,266,858 (see Item 5) (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.7% (see Item 5) (2)

14	TYPE OF REPORTING PERSON
CO

(1)
Argentia, a wholly owned subsidiary of PSP, directly owns 6,744,760 shares of Class A Common Stock and 1,522,098 shares of Class B Common Stock (“Class B Common Stock”) of the Issuer.  Shares of Class B Common Stock are convertible by the holder into Class A Common Stock on a share-for share basis.  Shares of Class A Common Stock are convertible by the holder into Class B Common Stock on a share-for-share basis.   Generally, shares of Class A Common Stock and Class B Common Stock are entitled to one vote per share in all matters, voting as a single class, with the exception that Class B Common Stock is not entitled vote in the election or removal of directors.

(2)
Percent of Class A Common Stock calculated based on 26,350,369 shares of Class A Common Stock outstanding as of February 8, 2017 (as disclosed in Exhibit 10.1 of the Issuer’s Form 8-K filed with the SEC on February 9, 2017) plus 1,522,098 shares of Class A Common Stock issuable to Argentia upon conversion of all the shares of Class B Common Stock owned by Argentia.

Explanatory Note:  The Reporting Persons previously disclosed their beneficial ownership of the Issuer’s Class A Common Stock on Schedule 13G, which was last filed with the SEC on February 9, 2017.  The Reporting Persons are first filing this Schedule 13D, not as a result of any transaction by the Reporting Persons, but rather solely due to an acquisition of securities from the Issuer by another stockholder, Catterton (as defined in Item 5 herein), which was previously disclosed by it in a separate Schedule 13D filed with the SEC on February 9, 2017.

Item 1.	Security and Issuer.

The title and class of equity security to which this statement on Schedule 13D (“Schedule 13D”) relates is the Class A Common Stock, $0.01 par value per share (“Class A Common Stock”), of Noodles & Company (the “Issuer”).  The principal executive office of the Issuer is located at 520 Zang Street, Suite D, Broomfield, CO 80021 United States.

Item 2.	Identity and Background.

This Schedule 13D is filed jointly by Public Sector Pension Investment Board (“PSP”) and Argentia Private Investments Inc. (“Argentia”). Argentia is a wholly owned subsidiary PSP.  Each of PSP and Argentia may be referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 1.

The address of the principal business and office of the Reporting Persons is 1250 René-Lévesque Boulevard West, Suite 900, Montréal, Québec, Canada H3B 4W8.  PSP is a Canadian Crown corporation established under the Public Sector Pension Investment Board Act.  Argentia is a Canadian corporation.  PSP is one of Canada’s largest pension investment managers.  Its principal business is to invest funds for the pension plans of the Public Service, the Canadian Armed Forces, the Royal Canadian Mounted Police and the Reserve Force of Canada.  The principal business of Argentia is to make investments, as as a wholly-owned subsidiary of PSP.

As of February 20, 2017, the name, business address, present principal occupation or employment, and citizenship of each director and executive officer of PSP and Argentia (collectively, the “Scheduled Persons,” and each a “Scheduled Person”), are set forth on Schedules A and B respectively attached hereto and incorporated herein by reference.

During the last five years, none of the Reporting Persons, nor, to the Reporting Persons’ knowledge, any of the Scheduled Persons, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

This Schedule 13D is being filed while the Reporting Persons have obtained certain information from their respective directors and executive officers.  If the Reporting Persons receive information concerning such individuals that would cause a material change in the disclosure contained herein, an amendment to this statement will be filed that will disclose such change.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons’ source of funds for the Issuer’s securities owned by the Reporting Persons were funds transferred from the Canadian government.

Item 4.	Purpose of Transaction.

The Reporting Persons own the Class A Common Stock and Class B Common Stock for investment.  Any Reporting Person may dispose of some or all of its interest in the securities of the Issuer owned by it or acquired pursuant to conversion of Class A Common Stock or Class B Common Stock, in the open market, in privately negotiated transactions, through derivative transactions, through public offerings upon exercise of the registration rights, or otherwise, depending on the course of action such Reporting Person pursues, market conditions and other factors.  Any Reporting Person may acquire shares of Class A Common Stock or Class B Common Stock or other securities of the Issuer, pursuant to conversion of Class B Common Stock or Class A Common Stock, in the open market, in privately negotiated transactions, through derivative transactions, or otherwise, depending on the course of action such Reporting Person pursues, market conditions and other factors.  The Reporting Persons have in the past and will in the future discuss with members of the Issuer’s management and board of directors, other shareholders, and other persons matters relating to the business and affairs of the Issuer, including: (i) nominating or recommending candidates to serve on the board of directors of the Issuer; (ii) discussing the various potential alternatives and strategies regarding the Issuer with others, including but not limited to interested market and industry participants; (iii) entering into or amending agreements or understandings with other shareholders of the Issuer with respect to the voting, holding and/or disposition of securities; or (iv) proposing or considering any one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.  Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Issuer, the possible activities of the Reporting Persons are subject to change at any time.

The foregoing activities are subject to the obligations and restrictions included in the Certificate of Incorporation (as defined in Item 5 herein), the Stockholders Agreement (as defined in Item 6 herein), the Registration Rights Agreement (as defined in Item 6 herein), the Letter Agreement (as defined in Item 6), and applicable law (see Items 5, 6 and 7 hereof, incorporated herein by reference).

Argentia has rights under the Certificate of Incorporation and Stockholders Agreement, including with respect to the election of directors of the Issuer and the required consent of Argentia for certain significant transactions and share issuances by the Issuer.  Currently, François Dufresne, a Senior Director-Private Equity at PSP, serves on the board of directors of the Issuer as PSP’s nominee.

The information set forth in Item 6 hereof is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a)
The responses of the Reporting Person to Rows (11) through (13) of the cover pages of this Schedule 13D, as of February 20, 2017, are incorporated herein by reference.  As of February 20, 2017, PSP was the beneficial owner of 8,266,858 of shares of Class A Common Stock (6,744,760 shares of Class A Common Stock directly owned by Argentia and 1,522,098 shares of Class A Common Stock issuable upon conversion of 1,522,098 shares of Class B Common Stock directly owned by Argentia), which represents 29.7% of the number of shares of Class A Common Stock outstanding (based on 26,350,369 shares of Class A Common Stock outstanding as of February 8, 2017 (as disclosed in Exhibit 10.1 of the Issuer’s Form 8-K filed with the SEC on February 9, 2017) plus 1,522,098 shares of Class A Common Stock issuable to Argentia upon conversion of all the shares of Class B Common Stock owned by Argentia).

Shares of Class B Common Stock are convertible by the holder into Class A Common Stock on a share-for share basis.  Shares of Class A Common Stock are convertible by the holder into Class B Common Stock on a share-for-share basis.   Generally, shares of Class A Common Stock and Class B Common Stock are entitled to one vote per share in all matters, voting as a single class, with the exception that Class B Common Stock is not entitled vote in the election or removal of directors.

Due to the Stockholders Agreement (as defined in Item 6 hereof), Argentia and another stockholder of the Issuer, Catterton-Noodles LLC (“Catterton”), may be deemed to be a “group” for purposes of Section 13(d) under the Securities Exchange Act of 1934.  As of February 20, 2017, the Reporting Persons and Catterton, collectively beneficially owned 19,359,711 shares of Class A Common Stock, which represents 60.3% of the outstanding shares of Class A Common Stock (calculated in accordance with SEC Rule 13d-3, assuming the Class B Common Stock owned by Argentia was converted into shares of Class A Common Stock and the convertible preferred stock of the Issuer owned by Catterton was converted into shares of Class A Common Stock).  The foregoing excludes up to an additional 1,913,792 shares of Class A Common Stock underlying warrants owned by Catterton that are not currently exercisable.  The Reporting Persons disclaim beneficial ownership of the shares of Class A Common Stock (or any other securities of the Issuer) held by any person other than the Reporting Persons.  Catterton and other persons affiliated with Catterton file a Schedule 13D with the SEC separately.  The ownership information for Catterton is based on its Schedule 13D filed with the SEC on February 9, 2017.

The foregoing description of certain rights of, and restrictions on, the Class B Common Stock is not, and does not purport to be, complete and is qualified in its entirety by reference to the text of the Issuer’s amended and restated certificate of incorporation (“Certificate of Incorporation”), which is filed as Exhibit 2 hereto and incorporated herein by reference.

To the Reporting Person’s knowledge, none of the Scheduled Persons beneficially owned any shares of Class A Common Stock as of February 20, 2017.

(b)
The responses of the Reporting Person to (i) Rows (7) through (10) of the cover pages of this Schedule 13D and (ii) Item 5(a) hereof, in each case, as of February 20, 2017, are incorporated herein by reference.

(c)
None of the Reporting Persons, nor, to their knowledge any of the Scheduled Persons, has effected any transaction in Class A Common Stock during the past 60 days.  The information for transactions by Catterton can be found in its Schedule 13D filed with the SEC on February 9, 2017.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

A copy of the Joint Filing Agreement among the Reporting Persons is attached as Exhibit 1 hereto.

Argentia and Catterton are parties to an Amended and Restated Stockholders Agreement with the Issuer dated as of July 2, 2013 (the “Stockholders Agreement”).  The Certificate of Incorporation and Stockholders Agreement, among other things, grant to each of Argentia and Catterton (each a “Sponsor” and collectively, the “Sponsors”) the right to designate individuals to the Issuer’s board of directors based on minimum ownership thresholds.  A Sponsor has:  two designees if it owns at least 20% of the Issuer’s outstanding Class A Common Stock and Class B Common Stock combined (the “Common Stock”); one designee if it owns less than 20% but at least 10%; and no designee if it owns less than 10%.  Pursuant to the Stockholders Agreement, among other things:  (a) each Sponsor is obligated to vote its shares to elect the other’s board designees; (b) for so long as a Sponsor is entitled to designate at least one director, such Sponsor has the right to nominate one director to serve on each of the Issuer’s Compensation Committee and the Nominating and Corporate Governance Committee and also has certain information and access rights from the Issuer; and (c) for so long as the Sponsors meet certain ownership thresholds, the Issuer is prohibited from engaging in certain significant events and share issuances without prior consent.  Specifically, for so long as the Sponsors collectively own not less than 35% of the outstanding Common Stock, then such Sponsor’s consent is required if it owns at least 5% of the outstanding Common Stock.  A copy of the Certificate of Incorporation is filed as Exhibit 2 hereto and incorporated herein by reference. A copy of the Stockholders Agreement is filed as Exhibit 3 hereto and incorporated herein by reference.

PSP is subject to Canada’s Public Sector Pension Investment Board Act (the “Act”) and the regulations adopted pursuant to the Act (the “Regulations”).  Generally, the Regulations, subject to certain exceptions, prohibit PSP from investing, directly or indirectly, in securities of a corporation to which are attached more than 30% of the votes that may be cast to elect directors (such shares which permit voting to elect directors being herein called “Relevant Shares”) and which are not wholly owned subsidiaries.  Accordingly, pursuant to the Stockholders’ Agreement, (i) Argentia intends to be invested in no more than 30% of the Relevant Shares of the Issuer, in addition to any other shares of the Issuer it may own, and (ii) the Issuer agreed to provide notice to PSP of any event so that Argentia has sufficient time to convert an appropriate number of Relevant Shares into shares which are not Relevant Shares, in order to comply with the Act and the Regulations.

Argentia is party to Registration Rights Agreement, dated December 27, 2010, as amended on July 8, 2014, among the Issuer, Catterton, Argentia and certain other stockholders (the “Registration Rights Agreement”).  Among The Registration Rights Agreement, among other things, provides Argentia and Catterton with demand and piggyback registration rights.  In addition, in connection with the Issuer’s private placement to Catterton of convertible preferred stock and warrants, the Issuer entered into a letter agreement with Argentia dated February 8, 2017 (the “Letter Agreement”), which, among other things, provides for the registration of shares of Class A Common Stock (including shares of Class A Common Stock into which shares of Class B Common Stock may be converted) held by Argentia, by the Issuer on terms substantially similar to the registration rights that the Issuer agreed to provide to Catterton in the Securities Purchase Agreement, dated as of February 8, 2017, between the Issuer and Catterton (the “Securities Purchase Agreement”).  A copy of the Registration Rights Agreement is filed as Exhibits 4 and 5 hereto and incorporated herein by reference.  A copy of the Letter Agreement is filed as Exhibit 6 hereto and incorporated herein by reference. A copy of the Securities Purchase Agreement is filed as Exhibit 7 hereto and incorporated herein by reference.

The foregoing descriptions of the Certificate of Incorporation, Stockholders Agreement, Registration Rights Agreement, Letter Agreement, and Securities Purchase Agreement are not, and do not purport to be, complete and are qualified in their entirety by reference to the copies filed as Exhibits and incorporated herein by reference.

The information set forth in Item 2 hereof is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Exhibit Description

1	Joint Filing Agreement, by and among the Reporting Persons, dated February 21, 2017. *

2	Amended and Restated Certificate of Incorporation of the Issuer (Exhibit 3.1 to the Issuer’s Form S-1 filed with the SEC on November 19, 2013 (SEC Registration No. 333-192402)). †

3
Amended and Restated Stockholders Agreement, dated as of July 2, 2013, among the Issuer, Catterton and Argentia (Exhibit 10.18 to the Issuer’s Form S-1 filed with the SEC on November 19, 2013 (SEC Registration No. 333-192402)). †

4
Registration Rights Agreement, dated December 27, 2010, among the Issuer, Catterton, Argentia and certain other stockholders of the Issuer (Exhibit 10.3 to the Issuer’s Form S-1/A filed with the SEC on June 17, 2013 (SEC Registration No. 333-188783)). †

5
Amendment No. 1 to Registration Rights Agreement, dated as of July 8, 2014, among the Issuer, Catterton, Argentia and certain other stockholders of the Issuer (Exhibit 10.1 to the Issuer’s Form 10-Q filed with the SEC on November 6, 2014 (SEC File No. 001-35987)). †

6	Letter Agreement, dated February 8, 2017, between the Issuer and Argentia (Exhibit 10.3 to the Issuer’s Form 8-K filed with the SEC on February 9, 2017 (SEC File No. 001-35987)). †

7	Securities Purchase Agreement, dated as of February 8, 2017, between the Issuer and Catterton (Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on February 9, 2017 (SEC File No. 001-35987)). †

* Filed herewith.
† Incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2017

PUBLIC SECTOR PENSION INVESTMENT BOARD

	By:	/s/ Nathalie Bouchard
Name: Nathalie Bouchard
Title: Senior Director, Compliance

ARGENTIA PRIVATE INVESTMENTS INC.

	By:	/s/ Selin Bastin
Name: Selin Bastin
Title: Assistant Secretary

SCHEDULE A

PUBLIC SECTOR PENSION INVESTMENT BOARD

Directors

Except as noted below, the present business address is:  PSP Investments, 1250 René-Lévesque Boulevard West, Suite 900, Montréal, Québec, Canada H3B 4W8.

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

Michael P. Mueller		Chairman of the Board

Cheryl Barker		Board member

Diane Bean		Board member

Micheline Bouchard		Board member

Léon Courville		Board member

Garnet Garven		Board member

Martin J. Glynn		Board member

Lynn Haight		Board member

Timothy E. Hodgson	Alignvest Management Corporation 70th Floor, First Canadian Place 100 King Street West Toronto, Ontario	Managing Partner of Alignvest Management Corporation (alternative investment management)

William A. Mackinnon		Board member

Citizenship:
Diane Bean:	Canadian and Jamaican
Martin J. Glynn	Canadian and British
Lynn Haight	Canadian and British
Timothy E. Hodgson	Canadian, American and British
All others:	Canadian

SCHEDULE A

PUBLIC SECTOR PENSION INVESTMENT BOARD

Executive Officers

Except as noted below, the present business address is:  PSP Investments, 1250 René-Lévesque Boulevard West, Suite 900, Montréal, Québec, Canada H3B 4W8.

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

André Bourbonnais		President and CEO

Daniel Garant		Executive Vice President and Chief Investment Officer

Nathalie Bernier		Senior Vice President, Strategic and Business Planning, and Chief Financial Officer

Darren Baccus		Senior Vice President and Chief Legal Officer

Jean-François Bureau		Senior Vice President and Chief Risk Officer

Giulia Cirillo		Senior Vice President and Chief Human Resources Officer

Neil Cunningham		Senior Vice President, Global Head of Real Estate Investments

Alain Deschênes		Senior Vice President and Chief Operations Officer

Anik Lanthier		Senior Vice President, Public Markets and Absolute Return Strategies

David Scudellari	c/o PSP Investments USA LLC 450 Lexington Ave., Suite 3750 New York, NY 10017	Senior Vice President, Head of Principal Debt and Credit Investments

Guthrie Stewart		Senior Vice President, Global Head of Private Investments

Alison Breen		Vice President, Corporate Secretary and Chief Regulatory Officer

Citizenship:
David Scudellari	American
All Others:	Canadian

SCHEDULE B

ARGENTIA PRIVATE INVESTMENTS INC.

Directors

Except as noted below, the present business address is:  Argentia Private Investments Inc., 1250 René-Lévesque Boulevard West, Suite 900, Montréal, Québec, Canada H3B 4W8.

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

Guthrie Stewart		Senior Vice President, Global Head of Private Investments

Nathalie Bernier		Senior Vice President, Strategic and Business Planning, and Chief Financial Officer

Citizenship:
All:	Canadian

SCHEDULE B

ARGENTIA PRIVATE INVESTMENTS INC.

Executive Officers

Except as noted below, the present business address is:  Argentia Private Investments Inc., 1250 René-Lévesque Boulevard West, Suite 900, Montréal, Québec, Canada H3B 4W8.

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

André Bourbonnais		President

Guthrie Stewart		Vice President

Nathalie Bernier		Vice President

Citizenship:
All:	Canadian

EXHIBIT INDEX

Exhibit No.	Exhibit Description

1	Joint Filing Agreement, by and among the Reporting Persons, dated February 21, 2017. *

2	Amended and Restated Certificate of Incorporation of the Issuer (Exhibit 3.1 to the Issuer’s Form S-1 filed with the SEC on November 19, 2013 (SEC Registration No. 333-192402)). †

3
Amended and Restated Stockholders Agreement, dated as of July 2, 2013, among the Issuer, Catterton and Argentia (Exhibit 10.18 to the Issuer’s Form S-1 filed with the SEC on November 19, 2013 (SEC Registration No. 333-192402)). †

4
Registration Rights Agreement, dated December 27, 2010, among the Issuer, Catterton, Argentia and certain other stockholders of the Issuer (Exhibit 10.3 to the Issuer’s Form S-1/A filed with the SEC on June 17, 2013 (SEC Registration No. 333-188783)). †

5
Amendment No. 1 to Registration Rights Agreement, dated as of July 8, 2014, among the Issuer, Catterton, Argentia and certain other stockholders of the Issuer (Exhibit 10.1 to the Issuer’s Form 10-Q filed with the SEC on November 6, 2014 (SEC File No. 001-35987)). †

6	Letter Agreement, dated February 8, 2017, between the Issuer and Argentia (Exhibit 10.3 to the Issuer’s Form 8-K filed with the SEC on February 9, 2017 (SEC File No. 001-35987)). †

7	Securities Purchase Agreement, dated as of February 8, 2017, between the Issuer and Catterton (Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on February 9, 2017 (SEC File No. 001-35987)). †

* Filed herewith.
† Incorporated herein by reference.